UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and holders must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TT1 Products, Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> February 4, 2019

Physical Address of Issuer:

2144 Hills Avenue, Northwest, Suite A, Atlanta, Georgia 30318, United States

Website of Issuer:

https://www.supersapiens.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd Convertible Promissory Note

Target Number of Securities to be Offered:

250,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$250,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

12

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$5,125,416	$2,068,703
Cash & Cash Equivalents	$571,660	$86,084
Accounts Receivable	$14,874	$0
Current Liabilities	$2,151,423	$471,176
Long-Term Liabilities	$14,294,462	$4,841,980
Revenues/Sales	$1,832,611	$85,790
Cost of Goods Sold*	$2,709,094	$201,991
Taxes Paid	$1,517	$42
Net Income/(Net Loss)	$(14,197,534)	$(2,871,063)

*Cost of Revenue

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TT1 Products, Inc.

SUPERSAPIENS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, holders must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE HOLDERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE HOLDER, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Holders (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Holders**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Holders are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd Convertible Promissory Note (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $123,500. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Holders participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Holder makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Holder.**

Holder funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Holders may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Holders using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Holders when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Holders and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/super-sapiens (the **"Deal Page"**). The Deal Page can be used by prospective Holders to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Holders and receive reconfirmations from Holders who have already made commitments. If an Holder does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Holder's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Holders will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Holders who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Holder will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Holders in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Holder's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Holders to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Holders as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Holders' economic rights. The Nominee is not a fiduciary to the Holders and the Holders agree to indemnify the Nominee per the terms of the Security.

<u>*Terms of the Offering of the Securities*</u>

For value received TT1 Products, Inc., a Delaware corporation (the "***Issuer***" or the "***Company***"), promises to pay to the undersigned holder (the "***Holder***," and together with all other Series 2023 Crowd Convertible Notes, "***Holders***") the principal amount of $_____ (the "***Principal***") with simple interest on the outstanding principal amount at the rate of 8% per annum ("***Interest Rate***"). Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable without any further action by the Holder on May 1, 2025 (the "***Maturity Date***").

The **"Discount"** is 20%.

The **"Valuation Cap"** is $85,000,000.

Basic Terms

Series of Notes. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the note series above (collectively, the "***Notes***") and issued pursuant to Section 4(A)(6) of the Securities Act

Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

Prepayment. The Issuer may not prepay this Note without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "***Majority Holders***").

Conversion and Repayment

Conversion upon a Qualified Financing

In the event that the Issuer issues and sells shares of its equity securities ("***Equity Securities***") to third-party investors (the "***Third-Party Holders***") while this Note remains outstanding in an equity financing with total proceeds to the Issuer of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity, "***SAFEs***")) (a "***Qualified Financing***"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Common Stock at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Third-Party Holders in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Issuer, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)). The issuance of Common Stock pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Common Stock issued and outstanding, except that Holders of the Common Stock issued upon conversion shall have no voting, information or inspection rights.

Maturity Date Conversion

In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically without any further action by the Holder convert as of the Maturity Date into shares of the Issuer's Common Stock at a conversion price equal to the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Issuer, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)).

Change of Control

If the Issuer consummates a Change of Control (as defined below) while this Note remains outstanding, the Issuer shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; *provided, however,* that upon the written election of the Holder made not less than five days prior to the Change of Control, the Issuer shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Issuer's Common Stock at a conversion price equal to the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)). For purposes of this Note, a "***Change of Control***" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer. The Issuer shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Issuer (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

Procedure for Conversion

In connection with any conversion of this Note into common stock, par value $0.0001 per share, of the Issuer (*"**Common Stock**"*), the Holder shall surrender this Note to the Issuer and deliver to the Issuer any documentation reasonably required by the Issuer (including, in the case of a Qualified Financing, all financing documents executed by the Holders in connection with such Qualified Financing). The Issuer shall not be required to issue or deliver the Common Stock into which this Note may convert until the Holder has surrendered this Note to the Issuer and delivered to the Issuer any such documentation. Upon the conversion of this Note into Common Stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Issuer shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

Interest Accrual

If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Issuer that is no more than 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Holder pursuant to the conversion provisions of the Crowd Convertible Promissory Note or (ii) the payment, or setting aside for payment, of amounts due to the Holder pursuant to the instrument.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd Convertible Promissory Note Holders being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer.

The Issuer does not have any voting agreements in place.

The Company and specified holders of Common Stock have entered into a Stockholders Agreement, dated September 4, 2019, as subsequently amended, in which the shareholders and Company agreed to, among other things: (i) restrictions on transfers; (ii) rights of first refusal; (iii) drag-along rights; (iv) co-sale rights; and (v) a Company redemption option. All subsequent purchasers or recipients of Common Stock are required to execute a joinder to become a party, and subject, to the Stockholders Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Holders may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Holder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Holder should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Holder may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Holders will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Holders should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Holder to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to holders upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to holders upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. In particular, the Company has a contract with Abbott Laboratories, who manufactures the Abbott Libre Sense Glucose Sport Biosensor that the Supersapiens app uses. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our app, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an app that provides real-time information into a user's personal glucose and metabolic health. The amount of users of our app and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, foreign, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, foreign, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, foreign, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and foreign and, in some instances, at the state and local levels. In particular, the Company is currently regulated by foreign health regulatory agencies and will likely need to obtain Food and Drug Administration (FDA) approval to sell and market its products in the United States. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, foreign, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, foreign, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to holders in such offering. If such holders exercised their rescission rights, the Issuer would have to pay to such holders an amount of funds equal to the purchase price paid by such holders plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such holders a rescission right, have sufficient funds to pay the prior holders the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Holders will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Holders must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Holder commitment amounts based on the Issuer's determination of an Holder's sophistication.

The Issuer may prevent any Holder from committing more than a certain amount in this Offering based on the Issuer's determination of the Holder's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Holders may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Holders at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Holder proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Holders should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Holders whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Holders will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd Convertible Promissory Note holders will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, holders will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and holders will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Holders should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Holder should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Holders should be aware of the long-term nature of their investment in the Issuer. Each Holder in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Holders will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Holders will not have voting rights, even upon conversion of the Securities.

The Holder understands and acknowledges that as a Note Holder, the Holder shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations. Thus, Holders will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Upon conversion of the Securities, the Securities will convert into Common Stock.

In the event of a conversion of the Securities, Holders will receive Common Stock in the Company. The receipt of Common Stock may provide the Holder with less rights, privileges and preferences, including liquidation rights, than holders receiving preferred stock whether in the equity financing or a subsequent equity financing.

Holders will not be entitled to any inspection or information rights other than those required by law.

Holders will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Holders. This lack of information could put Holders at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Holder's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Holders will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Holders should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Holder's investment.

There is no assurance that an Holder will realize a return on their investment or that they will not lose their entire investment. For this reason, each Holder should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

TT1 Products, Inc., operating as Supersapiens, is a sports technology company focused on energy management systems to empower athletes to effectively manage in-training fueling to sustain high-intensity work, properly manage glucose levels to maximize recovery, and achieve bigger performance gains. Supersapiens empowers all athletes, from weekend warriors to the corporate board room, to maintain their highest level by providing real-time insights into their metabolic health. The Company was originally formed on February 4, 2019 as TT1 Products, LLC, a Delaware limited liability company. The Company subsequently converted to a Delaware corporation on July 19, 2019 and was renamed to TT1 Products, Inc.

The Company is headquartered and qualified to conduct business in Georgia. The Company sells its products and services through the internet throughout the United States and internationally.

The Company conducts its European business through its wholly-owned subsidiary, TT1 Products Technologies LTD, an Ireland Private Company incorporated on June 30, 2020.

Business Plan

The Company plans to significantly expand its business by investing in technology and product development and science and research and development, along with expanding our infrastructure and hiring additional personnel. The capital we raise here will empower us to expand our technology and product development and science and research and development, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Supersapiens App	Personal glucose data hub with powerful insights to the user to provide real-time information into their glucose and metabolic health	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Abbott Libre Sense Glucose Sport Biosensor	Streams a user's glucose data to the Supersapiens app in real time. A small biosensor is placed on the users back of the upper arm. A thin, flexible filament detects the glucose levels in the users interstiail fluid, a thin layer of fluid surrounding the cells just below the users skin.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Performance Patch	Provide protection for the biosensor. Designed for maximum comfort without compromising on protection.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Energy Band	Custom wearable for use during activity to provide real-time insights to your wrist that connects directly to the biosensor.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are Veri, Levels and Nutrisense.

Customer Base

The Company's target customer is anyone with the goal of improving their performance. From endurance athletics to running a 5k, being underfueled will impact performance and outcome. Maintaining metabolic health is important for every human on the planet.

Supply Chain

The Company has a contract with Abbott Laboratories, who manufactures the Abbott Libre Sense Glucose Sport Biosensor that the Supersapiens app uses. If this manufacturer were unable, or ceased, to manufacture the continuous glucose meters that the Company uses, it could cause a major disruption to the Company. Additionally, for other third party providers, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made, although it could cause short-term limitations or disruptions.

Intellectual Property

<u>Patents</u>

Application or Registration #	Title	Description	File Date	Grant Date	Country
11,284,818	"Glucose Exposure Diagnostics and Therapeutics Related Thereto"	Patent	August 31, 2020	March 29, 2022	USA
17/679,670	"Glucose Exposure Diagnostics and Therapeutics Related Thereto"	Patent	February 24, 2022	Pending	USA
17/008,214	"Glucose Exposure Systems and Processes"	Patent	August 31, 2020	Pending	USA
29/748,680	"User Interface"	Patent	August 31, 2020	Pending	USA
11,154,223	"Biomarker Monitoring Fitness System (Wrist Reader)"	Patent	August 31, 2020	October 26, 2021	USA
17/509,386	"Biomarker Monitoring Fitness System"	Patent	October 25, 2021	Pending	USA
20859341.8	"Biomarker Monitoring Fitness System"	Patent	March 15, 2022	Pending	EU

PCT/US20/48851	"Biomarker Monitoring Fitness System"	Patent	August 31, 2020	Completed PCT	WO
17/155,578	"Apparatus and Methods for Securing Sensors"	Patent	January 22, 2021	Pending	USA
PCT/US22/13337	"Apparatus and Methods for Securing Sensors"	Patent	January 21, 2022	Pending	WO
EP 008627590-0001	"Overpatch"	Patent	July 22, 2021	October 18, 2021	EU
EP 008627590-0002	"Overpatch"	Patent	July 22, 2021	October 18, 2021	EU
29/767,451	"Overpatch"	Patent	January 22, 2021	Pending	USA
GB 6150005	"Overpatch"	Patent	July 22, 2021	July 22, 2021	UK
GB 6150006	"Overpatch"	Patent	July 22, 2021	July 22, 2021	UK
GB 6120512	"User Interface (1 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
GB 6120513	"User Interface (2 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
GB 6120514	"User Interface (3 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
EP 008441430-001	"User Interface (1 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
EP 008441430-002	"User Interface (2 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
EP 008441430-003	"User Interface (3 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
29/806,143	"Wrist Reader"	Patent	September 1, 2021	Pending	USA

The Company has 21 registered trademarks, both in the USA and in foreign jurisdictions. The Company also has 17 trademark applications pending, both in the USA and in foreign jurisdictions.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign, and U.S. federal, state and local governmental authorities. In particular, the Company is currently regulated by foreign health regulatory agencies and will likely need to obtain Food and Drug Administration (FDA) approval to sell and market its products in the United States. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$15,000	6%	$74,100
Technology & Product Development (1)	29%	$72,500	29%	$358,150
Sales and Marketing	9%	$22,500	9%	$111,150
Science and Research and Development (2)	14%	$35,000	14%	$172,900
Infrastructure (4)	34%	$85,000	34%	$419,900
General Working Capital	8%	$20,000	8%	$98,800
Total	**100%**	**$250,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. We currently outsource most software development and will need to increase our investment as we continue to enhance the user experience.

(2) These proceeds will be used for continuing our clinical trials, publishing and data analytics.

(3) These proceeds will be used to build out the Company's infrastructure. Currently, our CEO, CFO, COO and CSO handle a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions. In addition, we will continue to build out a customer service department to build a world class user experience.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Harold Philpott Southerland III	CEO, Founder and Director	CEO, Director and Founder of TT1 Products, Inc, 2019– Present Responsible for strategy and general CEO responsibilities CEO and Co-Founder of TT1 Holdings, LLC, (Team Novo Nordisk) 2004– Present Responsible for strategy and general CEO responsibilities of a professional cycling team	The University of Georgia, BSBA, Business Management, 2004
Christopher Belli	COO and Director	COO and Director, TT1 Products, Inc, 2020 – Present Responsible for operations of sales and product development team and supply chain management. Vice President, TT1 Holdings, LLC (Team Novo Nordisk), 2019 – Present Responsible for operations and logistics of a professional cycling team	The University of Tennessee, BSBA, Finance and Logistics and Transportation, 2004
Jay Robbins	CFO and Co-Founder	CFO and Co-Founder, TT1 Products, Inc., 2019 – Present Responsible for financial management, controls, and operations Partner, AGL CPA Group, LLC, 2018 – Present Partner in tax department for CPA Firm working with high net worth clients and private equity companies	Auburn University, BSBA, Finance and Accounting, 2005
Fitzalan Crowe	Chief of Staff and Co-Founder	Chief of Staff and Co-Founder, TT1 Products Inc., 2019 – Present Responsible for general COS responsibilities, partnership	Virginia Tech, M.A., International Relations, 2005

		management, strategic communications, crisis communications, executive positioning and earned media	
		Vice President of Marketing and Sponsorship (TT1 Holdings, LLC (Team Novo Nordisk), 2013 – 2020	
		Responsible for identifying, soliciting, securing and maintaining relationships with sponsors, designing annual strategic communications plan and managed the marketing team.	
Howard Zisser	CSO	Chief Scientific Officer, TT1 Products, Inc., 2021 – present A board-certified physician and member of the Science team and responsible for regulatory approval/compliance, science R&D and publications Diabetes Clinical Lead, Verily Life Sciences, 2016 – 2021 Principal investigator and team lead for division working to make it easier to manage blood sugar levels and live a healthier life	Johns Hopkins University School of Medicine, Doctor of Medicine, 1989 University of Florida, B.S., Biopharmacology, 1985
Jared Fair	SVP of Finance & Operations	SVP of Finance & Operations, TT1 Products, Inc., 2021-Present Responsible for financial operations, reporting and analysis. Responsible for daily operations, resource management and team culture. Consulting Manager, Warren Averett, 2014 – 2021 Tax return prep, tax analysis, forensic accounting, litigation support, M&A support and culture initiatives.	University of West Florida, B.S.B.A., Accounting and Management, 2013
Alain Brouhard	Chairman	Chairman, TT1 Products, Inc., 2021 – Present Active member of the board of directors Chief Information Officer, Coca-Cola Hellenic Bottling Company, 2010 – 2020	Audencia, Master, Grande Ecole, Management, 1985 The Ohio State University, MBA, 1985

		Responsible for digital transformation, data analytics, and cyber security.	
Carl Bilbo	Director	Director, TT1 Products, Inc., 2021 – Present Active member of the board of directors SVP, Ferring Pharmaceuticals, 2021 – Present Responsible for Microbiome Franchise at Ferring Corporate Vice President, Novo Nordisk, 2000-2021 Responsible for International commercial affairs and strategy	Technical University of Denmark, MSc Engineering, 1989, PhD Biostatistics, 1992
Pam Alexander	Director	Director, TT1 Products, Inc, 2021-Present Active member of the board of directors Founder and CEO, Alexander Communications, 1990 – 1998 CEO of a technology communications firm	Vanderbilt University, B.A., 1974

Biographical Information

<u>Harold Philpott Southerland III</u>: Phil is the CEO, Founder and Director of the Company. Phil's life, career, and athletic successes are all thanks to CGM technology. The experienced CEO, entrepreneur, public speaker, and global diabetes ambassador founded Team Novo Nordisk, the world's first all-diabetes pro cycling team, and the non-profit Team Type 1 Foundation. The Company is his newest endeavor to change the health of the world. The United Nations, WHO, and World Bank have all recognized Phil for his extraordinary commitment to improving the lives of people living with diabetes. In addition to the Company, Phil serves as the CEO and Co-Founder of Team Novo Nordisk. Throughout his career, professional highlights include speaking at the United Nations on World Bicycle Day, leading a session at SXSW, and addressing audiences at ADA and AADE. In addition to cycling, Phil is a passionate skier and deep-water scuba diver. Phil is the author of the book 'Not Dead Yet', which chronicles his life from early diagnosis of diabetes to professional cyclist and his mission to change the face of diabetes on a global scale. Phil is a dedicated and proud father to four. Along with his wife, Dr. Biljana Southerland, and their three young boys, Phil calls Atlanta, Georgia home.

<u>Christopher Belli</u>: Christopher is the COO and Director of the Company. Chris is an authority at implementing streamlined solutions for complex situations. After spending over 20 years managing distribution center operations, inbound and outbound transportation, and compliance for International Paper, Dollar Tree, Rite Aid Pharmacy, and Team Novo Nordisk, Chris devoted himself full-time to ensuring that all the systems, resources, and people are in place to make the Company a success. Additionally, Chris is the founder of TransTrust Logistics. Chris grew up in St. Louis, Missouri. He earned two bachelor's degrees in Logistics & Transportation and Finance from the University of Tennessee. As an avid runner, it is a goal for Chris to qualify for and run the World's Majors Marathon Series. Chris and his wife Kristy reside in Marietta, GA with their three children.

Jay Robbins: Jay is the CFO and Co-Founder of the Company. He is a senior executive with a strong record of driving strategies, initiatives, and processes that generate dynamic gains in financial performance and operational efficiencies. Jay has expertise in operations, business development, management, income taxes, accounting and financial structures to reduce costs and improve productivity. He is skilled in growing and managing client relationships with key internal and external decision makers and excels in recruiting and talent acquisition. Jay graduated from Auburn University with degrees in Finance and Accounting and holds a CPA license. Jay and his wife live in Atlanta with their 2 children.

Fitzalan Crowe: Fitzalan is the Chief of Staff and Co-Founder of the Company. Fitzalan is an experienced senior executive skilled in strategic messaging, executive positioning, crisis communications, partnership management, and public relations. Her career began working in Washington DC in lobbying and government contract positions before shifting to professional sports. For the past 15 years, she's dedicated her career to helping companies and athletes cultivate their distinct voice and achieve global brand awareness. Clients have appeared at the United Nations, CNN, The Guardian, Forbes, New York Times, BBC, USA Today, ESPN, Men's Health, Huff Post and more. Fitzalan received her master's degree from Virginia Tech. She is an avid runner and splits time between St. Augustine, Florida and Gent, Belgium.

Howard Zisser: Howard is the CSO of the Company. In the medical community, Dr. Zisser has dedicated his career to improving the daily lives of people living with diabetes. His research has focused on new and innovative therapies for type 1, type 2, and gestational diabetes, including pivotal trials of glucose sensing and artificial pancreas technologies. Dr. Zisser most recently served as Verily/Google Life Sciences' Clinical Lead where he championed the expansion of continuous glucose monitoring (CGM) for people living with type 2 diabetes and built systems to remotely deploy, monitor, and risk stratify these patients in order to optimize their care. He was also an active member of the Google Food Lab, where he taught food industry leaders the importance of glucose sensing technology. Prior to Verily, he was Insulet's medical director and the Director of Clinical Research & Technology at the Sansum Diabetes Research Institute. In addition, Dr. Zisser served as Adjunct Professors of Chemical Engineering at the University of California, Santa Barbara and CalTech in Pasadena. He graduated summa cum laude from the University of Florida with an Interdisciplinary Studies in Biopharmacology degree and earned his medical degree from the Johns Hopkins University School of Medicine.

Jared Fair: Jared is the SVP of Finance and Operations. Jared brings a background of heavy analytics and problem solving to his position. He also excels at people management and culture building by using his background in sports coaching and corporate executive consulting. He uses these skills to analyze the data to formulate financial plans as well as marketing trends to influence company actions. Jared finished his accounting degree while working full time as a General Manager of a golf course in Florida. He received his CPA and ABV certifications while working in public accounting. He currently resides in Florida with his wife and son.

Alain Brouhard: Alain is the Chairman of the Company. Alain holds a Master "Grande Ecole" in Management from Audencia Business School (France) and Ohio State University (USA). He is a French national and lives in Zug, Switzerland. Alain is a former C-suite Executive at Fortune 500 Companies with 35 years of international business experience and a strong track record in people leadership, sustainable growth, business turnaround and digital transformation at P&G, adidas, and Coca-Cola. Most recently, Alain was the Regional CEO and the Group CIO at Coca-Cola HBC AG.

Carl Bilbo: Carl is a Director of the Company. Carl is a Life Science Executive in the Pharma and Med Tech industries. With nearly three decades of experience across commercial and marketing capabilities across multiple geographies, and mixing a deep scientific understanding of pharma, biotech, and devices, Carl brings strong commercial experience to the Company. With his commercial acumen, Carl has dedicated his career to technical innovations and improving the lives of people with serious chronic conditions, supported by experiences from Harvard Business School and London Business School. Carl holds a PhD from the Technical University of Denmark. Carl currently resides in Copenhagen, Denmark with his wife Anne; they have two adult children. He enjoys long-distance running and has completed several marathons.

Pam Alexander: Pam is a director of the Company. She founded Alexander Communications, a leading technology communications firm acquired by WPP. She advises Gather Ventures, Wild Health, and Outside and consults for other wellness and endurance sports ventures. Pam is on the Advisory Board of Next Ventures and the Boards of the Aspen Valley Ski Club, the Aspen Valley Hospital Foundation, and the Aspen Community Foundation. She founded Pace Ranch, an endurance sports facility in Tucson, Arizona, which supports cycling development non-profits for underserved youth and women.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 265,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2019 Stock Incentive Plan for which 49,875,000 shares are authorized for issuance thereunder. As of the date of this Form C, 232,986,815 shares of Common Stock are issued and outstanding. Additionally, the Company has 6,191,805 options to purchase Common Stock and 4,500,000 restricted shares of Common Stock issued and outstanding (which are included in the outstanding shares of Common Stock noted herein) and an additional 24,462,457 awards available for issuance under the 2019 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	232,986,815
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.55%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	6,191,805
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.22%

Type of security	Convertible Notes
Principal Amount Outstanding	$550,000
Voting Rights	None
Anti-Dilution Rights	Pro-Rata Rights
Material Terms	Valuation Cap: $50,000,000; Discount of 20%
Interest Rate	6%
Maturity Date	March 31, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.94%

Type of security	Convertible Notes
Principal Amount Outstanding	$10,536,212*
Voting Rights	None
Anti-Dilution Rights	Pro-Rata Rights
Material Terms	Valuation Cap: $85,000,000; Discount of 20%
Interest Rate	8%
Maturity Date	March 31, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.29%

*One holder has certain specified rights outlined in a Side Letter with the Company.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO and Founder
Amount Outstanding	$586,062
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Company CEO and Founder*
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

*This loan has been agreed by the parties to be converted into a Convertible Note with a valuation cap of $85,000,000 and a 20% discount. The conversion is subject to the execution of definitive documentation which is expected to occur in April 2023.

Type	Unsecured Loan from Company CFO
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
TT1 Ventures, LLC*	88,323,280 shares of Common Stock	37.91%

*Owned 100% by Harold Philpott Southerland III, the CEO and Founder of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of $525,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $6,000,000 by offering to sell up to $6,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Holders should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Holders should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:
last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$6,406	64,060,000	N/A	Various dates between June 30, 2020 and January 31, 2023	Section 4(a)(2)
Common Stock	$**	133,130,534	N/A	June 30, 2021 June 30, 2022	Section 4(a)(2)
Convertible Notes**	$5,462,063	58	Research & Development and General Working Capital	Various dates from November 2019 to December 2020	Reg. D Rule 506(b)
Convertible Notes**	$8,338,400	63	Research & Development and General Working Capital	Various dates from January 2021 to May 2021	Reg. D Rule 506(b)
Convertible Notes	$550,000	3	Research & Development and General Working Capital	August 18, 2021 August 27, 2021 September 30, 2021	Reg. D Rule 506(b)
Convertible Notes	$10,536,212	49	Research & Development and General Working Capital	Various Dates from September 2021 to June 2022	Reg. D Rule 506(b)
Option to Purchase Common Stock under 2019 Stock Incentive Plan	$0	6,248,055***	N/A	Various Dates from April 2020 to September 2021	Rule 701

*Represents the exercise of options.
**The Company converted two tranches of Convertible Notes, totaling in the aggregate $14,759,418, into Common Stock of the Company. On June 30, 2021, Convertible Notes totaling in the aggregate $5,462,063 were converted into 58,177,398 shares of Common Stock. Additionally, on June 30, 2022, Convertible Notes totaling in the aggregate $8,338,400 were converted into 74,953,136 shares of Common Stock.
***56,250 options were subsequently forfeited.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) On October 28, 2021, November 12, 2021 and December 1, 2021, respectively, Harold Phipott Southerland III, the Company's CEO and Founder, loaned the Company $586,062 in aggregate as short term loans. The current balance is $586,062.

(b) On February 25, 2022 and May 18, 2022, Berlin (Jay) Robbins, the CFO of the Company, loaned the Company in aggregate $75,000 as short term loans. The loans do not carry an interest rate and do not have a maturity date. The current balance is $75,000. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(c) On December 19, 2022, TT1 Ventures, LLC, owned by Harold Phipott Southerland III, the Company's CEO and Founder, loaned the Company $500,000 as a short term loan. This loan has been agreed by the parties to be converted into a Convertible Note with a valuation cap of $85,000,000 and a 20% discount. The conversion is subject to the execution of definitive documentation which is expected to occur in April 2023.

(d) Jay Robbins, the CFO and Co-Founder of the Company, is a partner at AGL CPA Firm. The Company occasionally uses professional staff of AGL CPA Firm on an hourly rate. Amounts paid to AGL CPA Firm for 2022 were $10,032.

(e) TT1 Ventures, LLC, owned by Harold Phipott Southerland III, the Company's CEO and Founder, holds $1,280,000 in convertible notes of the Company with a valuation cap of $85,000,000 and discount of 20%.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Holders who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign holders may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Holder should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.supersapiens.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Holders and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Holders should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Holders and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Holders and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Holders and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Harold Philpott Southerland III
(Signature)

Harold Philpott Southerland III
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Harold Philpott Southerland III
(Signature)

Harold Philpott Southerland III
(Name)

Director
(Title)

April 6, 2023
(Date)

/s/ Christopher Belli
(Signature)

Christopher Belli
(Name)

Director
(Title)

April 6, 2023
(Date)

/s/ Alain Brouhard
(Signature)

Alain Brouhard
(Name)

Director
(Title)

April 6, 2023
(Date)

/s/ Carl Bilbo
(Signature)

Carl Bilbo
(Name)

Director
(Title)

April 6, 2023
(Date)

/s/ Pam Alexander
(Signature)

Pam Alexander
(Name)

Director
(Title)

April 6, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



TT1 Products, Inc. and Subsidiary d/b/a Supersapiens

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS:



BARNETT & STEGALL, LLC
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
TTI Products Inc. and Subsidiary
Atlanta Georgia

We have reviewed the accompanying financial statements of TTI Products, Inc. and Subsidiary (a C-Corporation) which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, consolidated shareholder's equity, and consolidated cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management of responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

March 31, 2023

244 Roswell Street, Suite 400, Marietta, GA 30060 / 770.880.9503

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 571,660	$ 86,084
Accounts receivable	14,874	-
Inventory	2,194,759	593,913
Prepaid expenses and other assets	116,882	160,067
Total current assets	2,898,175	840,064
Non-current assets		
Property and equipment, net	30,554	14,081
Capitalized software, net	2,196,687	1,214,558
Total non-current assets	2,227,241	1,228,639
Total assets	$ 5,125,416	$ 2,068,703
LIABILITIES AND STOCHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 1,492,963	$ 335,928
Accrued expenses	658,460	135,248
Total current liabilities	2,151,423	471,176
Convertible debt	14,294,462	4,841,980
Stockholders' deficit	(11,320,469)	(3,244,453)
Total liabilities and stockholders' deficit	$ 5,125,416	$ 2,068,703

See accompanying notes to the consolidated financial statements.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenues		
Subscription revenue	$ 1,832,611	$ 85,790
Cost of revenue	2,709,094	201,991
Gross loss	(876,483)	(116,201)
Operating expenses		
Marketing and advertising	6,145,425	524,330
Insurance	97,487	13,817
Office expense	29,387	19,554
Professional fees	758,926	467,980
Research and development	(193)	311,214
Market research	44,940	15,558
Travel	189,224	6,283
Salaries and employee benefits	4,860,605	1,244,538
Software and computer	179,464	21,957
Subscriptions and dues	244,986	77,383
Meals and entertainment	17,204	-
Bank fees	-	1,210
Utilities	6,548	-
Depreciation	20,069	7,216
Total operating expenses	12,594,072	2,711,040
Loss from operations	(13,470,555)	(2,827,241)
Other income (expense)		
PPP loan forgiveness	-	82,127
Other income	4,602	-
Foreign exchange transaction	(26,642)	(17,111)
Interest expense	(713,130)	(130,297)
Total other expense	(735,170)	(65,281)
Net loss before tax	(14,205,725)	(2,892,522)
Income tax expense	(1,517)	(42)
Net loss	$ (14,207,242)	$ (2,892,564)
Foreign currency translation adjustment	9,708	21,501
Total comprehensive loss	$ (14,197,534)	$ (2,871,063)

See accompanying notes to the consolidated financial statements.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2021 and 2020

	Common shares		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehsnive Income	Stocholders' Deficit
	Outstanding	Amount				
Balances, January 1, 2020	9,550,000	$ -	$ -	(390,381)	$ -	(390,381)
Foreign currency translation adjustment	-	-	-	-	21,501	21,501
Conversion of notes	-	-	-	-	-	-
Stock compensation	-	-	16,991	-	-	16,991
Net loss	-	-	-	(2,892,564)	-	(2,892,564)
Balances, December 31, 2020	9,550,000	-	16,991	(3,282,945)	21,501	(3,244,453)
Stock split 10:1	85,950,000	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	9,708	9,708
Conversion of notes	61,837,939	6,184	5,811,555	-	-	5,817,739
Stock compensation	-	-	303,779	-	-	303,779
Issuance of shares	500,000	-	-	-	-	-
Net loss	-	-	-	(14,207,242)	-	(14,207,242)
Balances, December 31, 2021	157,837,939	$ 6,184	$ 6,132,325	$ (17,490,187)	$ 31,209	$ (11,320,469)

See accompanying notes to the consolidated financial statements.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (14,207,242)	$ (2,892,564)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	649,453	142,275
Stock-based compensation and vesting	303,779	16,991
Net change in operating assets and liabilities		
Accounts receivable	(14,874)	-
Inventory	(1,563,826)	(599,319)
Prepaid expense and other assets	43,185	(154,502)
Accounts payable	1,133,132	310,793
Accrued expenses	883,971	163,456
Net cash used in operating activities	(12,772,422)	(3,012,870)
Cash flows from investing activities		
Cash invested in research and development	(1,616,292)	(1,353,201)
Purchases of property and equipment	(31,763)	(16,386)
Net cash used in investing activities	(1,648,055)	(1,369,587)
Cash flows from financing activities		
Issuance of convertible notes	14,909,462	4,441,980
Net cash provided by financing activities	14,909,462	4,441,980
Foreign currency effect on cash and cash equivalents	(3,409)	(1,747)
Net increase in cash	485,576	57,776
Cash, at beginning of period	86,084	28,308
Cash, at end of period	$ 571,660	$ 86,084
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 420	$ 1,297

See accompanying notes to the consolidated financial statements.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Description of business

TT1 Products, Inc. ("the Company" or "TT1" or "Supersapiens") is a corporation organized in the state of Delaware and headquartered in Atlanta, Georgia. The Company has developed a mobile and computer application for athletes that uses glucose as a measurement for energy management. Supersapiens has partnered with Abbott Laboratories and works with the Abbott Libre Sense Glucose Sport Biosensor. Supersapiens is commercially available in Europe, the UK and a Switzerland.

Principles of Consolidation

The consolidated financial statements consist of TT1 Products, Inc. and its wholly owned foreign subsidiary TT1 Products Technologies Limited. All related intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue recognition

The Company derives its revenues primarily from product sales. Revenue from product sales is recognized when it satisfies a performance obligation by transferring control over a product to a customer. The Company sells its product in bulk and by subscription. When a customer chooses the Subscription, product is shipped on a monthly basis and the customer is charges automatically. Subscriptions are cancelable by the customer at any given time and the sale of products is nonrefundable.

We evaluate our revenue contracts with customers based on the five-step model under *Revenue from Contracts with Customers* ("ASC 606"): (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and, (5) recognize revenues when (or as) each performance obligation is satisfied. If, at the outset of an arrangement, we determine that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met.

Payment terms for sales of products to customers is typically at the time of sale.

The Company does not have a stated warranty policy and customers are not able to purchase warranties. The Company will issue a credit to a customer for defective product or offer a replacement product. The Company will then seek a credit from the manufacturer of the product in question. There was no allowance for warranties as of December 31, 2021 and 2020, as management has determined an allowance is not needed.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash. The Company maintains cash balances at a financial institution that at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurable limits.

Accounts receivable

Accounts receivable are carried at original invoice amount and considered fully collectible. Any receivable that should ultimately become uncollectible is charged against earnings in the period determined uncollectible. Receivables are considered delinquent when they are more than 30 days past due. There was no bad debt expense or allowance for doubtful accounts as of and for the years ended December 31, 2021 and 2020.

Accounts receivable consisted of the following as of December 31:

	2021	2020
Accounts receivable	$ 14,874	$ -

Prepaid expenses

Prepaid expenses are recorded at cost and amortized on a straight-line basis over the contractual term of the underlying agreement. No prepaid expenses are for a term greater than one year.

Inventory

Inventories consist of finished goods and are valued at the lower of cost or market using the first-in-first-out ("FIFO") method. Inventory is considered to be obsolete once an item is no longer sold in the normal course of operations. Periodic assessments are performed by management to determine the existence of obsolete, slow moving, and non-saleable inventories, and management records necessary provisions to reduce such inventories to net realizable value. The Company recognizes all inventory reserves as a component of cost of sales. Management has not reserved an allowance for obsolete inventory as of December 31, 2021 and 2020.

Product costs are included in inventory as of December 31, 2022 and 2021. These product costs include charges for warehousing, shipping and handling, duties, brokerage and entry fees, and freight-in costs.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment, which consists primarily of computer hardware and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method with useful lives of five years. Major renewals and improvements are capitalized, whereas maintenance and repairs are expensed when incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account is relieved, and any gain or loss is included in operations.

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	2021	2020
Equipment	$ 49,642	$ 17,879
Less: accumulated depreciation	(19,088)	(3,798)
	$ 30,554	$ 14,081

Depreciation expense related to property and equipment for the years ended December 31, 2021 and 2020 was approximately $20,000 and $7,200, respectively.

Software development costs

The Company accounts for software development costs under the provisions of FASB ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed.* Under ASC 985-20, software development costs incurred in creating computer software solutions are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs incurred through the software's general release date are capitalized and subsequently recorded at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution. We amortize capitalized costs over three years.

Income taxes

The Company is being taxed as a C-corporation, which requires the entity itself to pay federal and state income taxes. The Company accounts for the income taxes in accordance with FASB ASC topic 740, *Income Taxes*, which provides guidance on the basic requirements applied in accounting for income taxes. Income taxes are provided for the estimated tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes, and for net operating loss carryforwards.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC 740. Management believes there are no material uncertain tax positions that should be accrued as of December 31, 2021 or 2020. The Company is no longer subject to examination by taxing authorities for years prior to 2018.

The Company uses an effective tax rate of 22%, which consists of the future anticipated income levels of the Company for both federal and state purposes.

The Company has available net operating loss carry forwards of $4,098,766 for tax year 2020 and $15,126,780 for 2021. These carry forwards do not expire. As of December 31, 2021, the Company determined that it is more likely than not that they will be not able to utilize these carryforwards in future years. Therefore, these tax assets have been fully reserved.

Fair value

Cash, accounts receivable, prepaid and other current assets, accounts payables, and accrued expenses are carried at cost which approximates fair value due to the short-term maturity of these instruments. Management believes that the fair value of all debt related obligations approximate cost based on market rates for similar types of arrangements.

Advertising

The Company expenses advertising costs when incurred. Advertising and marketing expense for the years ended December 31, 2021 and 2020 was approximately $1,460,000 and $147,000, respectively.

Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued on March 31, 2023.

On June 30, 2022 the Company issued 74,953,136 shares as a result of $8,994,376 of convertible debt, including $655,976 of accrued interest being automatically converted to common stock. During 2022, the Company increased convertible debt by $5,420,000. During 2023, the Company has raised an additional $1,280,412.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE B – COMMITMENTS AND CONTINGENCIES

The Company may be subject to commitments, legal proceedings and claims which arise in the ordinary course of business. In management's opinion, the amount of ultimate liability will not materially affect the financial position or operations of the Company. There are no such liabilities as of December 31, 2021 and 2020.

NOTE C – RELATED PARTY TRANSACTIONS

During 2021, the Company made payments of approximately $50,000 for professional services to a firm that is a minority stockholder in the Company.

NOTE D – CAPITAL STRUCTURE

Common Stock

The Company has authorized 265,000,000 shares and issued 158,352,398 shares of Common Stock with a par value of $0.0001. The Company has also reserved 34,875,000 shares as part of its Incentive Plan. The holders of these shares have voting rights, the right of first refusal, and right of co-sale.

NOTE E – STOCK INCENTIVE PLAN

The Company has implemented the 2019 Share Incentive Plan which allows for a maximum of 34,875,000 of common shares that have been approved to be issued as stock options. The Company has outstanding 10,655,000 shares which subject to the Incentive Plan as stock options., none of which have been exercised. The Company has 7,670,000 shares which are available for future issuance to employees, directors, officers, consultants and advisors of the Company. These options vest at different rates typically over a four-year period. The issued options expire at various times typically with a 10 year term.

Compensation cost is recognized for all stock-based payments granted and expected to vest and is based on the grant-date fair value estimated using the Black-Scholes option pricing model and a lattice model for awards with market conditions.

Our determination of fair value of common stock-based payment awards on the date of grant using the option-pricing model is affected by our stock option price, as well as our valuation assumptions. These variables primarily include our expected stock price volatility over the estimated life of the awards, and actual and projected stock option exercise behaviors.

As employees vest in their awards, compensation cost is recognized over the requisite service period with an offsetting credit to additional paid in capital equity. Stock-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures are expected to differ from those estimates. Stock-based compensation is adjusted based on actual forfeiture experience.

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE E – STOCK INCENTIVE PLAN (CONTINUED)

The assumptions utilized to estimate the grant-date fair value of stock options, including those with market conditions, granted for the years ended December 31, 2021 and 2020 are summarized as follows:

	2021	2020
Expected volatility	48.1% - 68.0%	46.5% - 69.4%
Weighted-average volatility	50.8%	68.3%
Expected dividends	0.00%	0.00%
Expected term (in years)	8.9	9.5
Avg. risk-free rate	0.85% - 1.69%	0.86% - 0.93%

The following is a summary of the stock option activity under the Plan for the years ended December 31, 2021 and 2020:

Outstanding options	Shares	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Term	Intrinsic Value
Outstanding as of January 1, 2020	-	$ -	-	$ -
Granted	5,150,000	$ 0.01		
Outstanding as of December 31, 2020	5,150,000	$ 0.01	9.559	$ 11,797
Granted	4,405,000	$ 0.08		
Exercised	(500,000)	$ 0.01		
Forfeited	(475,000)	$ 0.10		
Outstanding as of December 31, 2021	8,580,000	$ 0.06	9.119	$ 180,507
Exercisable as of December 31, 2020	-	$ -	-	$ -
Exercisable as of December 31, 2021	1,621,875	$ 0.03	8.6	$ 34,121

TT1 Products, Inc. and Subsidiary d/b/a Supersapiens
Consolidated Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE E – STOCK INCENTIVE PLAN (CONTINUED)

The following is a summary of the Company's non-vested options as of December 31, 2021 and 2020:

Outstanding non-vested options	Shares		Weighted Avg. Exercise Prices
As of January 1, 2020	-	$	-
Granted	5,150,000	$	0.01
As of December 31, 2020	5,150,000	$	0.08
Granted	4,405,000	$	0.08
Forfeited	(475,000)	$	0.10
Vested	(2,121,875)	$	0.02
As of December 31, 2021	6,958,125	$	0.07

The stock-based compensation cost that has been charged to expense for the years ended December 31, 2021 and 2020 was approximately $304,000 and $17,000, respectively.

NOTE F – CONVERTIBLE DEBT

The Company has various notes due to noteholders in connection with agreements between the Company and Abbott Laboratories. The notes, which carry an interest rate of 8.00% or 6.00%, mature at various times in 2022 and 2023 and contain a conversion feature whereby the unpaid principal and interest will convert to shares of the Company's stock based on certain triggering events. Accrued and unpaid interest expense, which is included in accrued expenses on the consolidated balance sheets, was approximately $481,000 and $129,000 as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the balance of this convertible debt was $14,294,462 and $4,841,980, respectively.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE HOLDER LIVES OUTSIDE THE UNITED STATES, IT IS THE HOLDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TT1 Products, Inc.

CROWD CONVERTIBLE PROMISSORY NOTE

SERIES 2023

For value received TT1 Products, Inc., a Delaware corporation (the "***Issuer***"), promises to pay to the undersigned holder (the "***Holder***," and together with all other Series 2023 Crowd Convertible Notes, "***Holders***") the principal amount of $_____ (the "***Principal***") with simple interest on the outstanding principal amount at the rate of 8% per annum ("***Interest Rate***"). Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable without any further action by the Holder on May 1, 2025 (the "***Maturity Date***").

The **"Discount"** is 20%.

The **"Valuation Cap"** is $85,000,000.

1. Basic Terms.

(a) Series of Notes. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the note series above (collectively, the "***Notes***") and issued pursuant to Section 4(A)(6) of the Securities Act

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Issuer may not prepay this Note without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "***Majority Holders***").

2. **Conversion and Repayment**.

(a) **Conversion upon a Qualified Financing**. In the event that the Issuer issues and sells shares of its equity securities ("*Equity Securities*") to third-party investors (the "*Third-Party Investors*") while this Note remains outstanding in an equity financing with total proceeds to the Issuer of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity, "*SAFEs*")) (a "*Qualified Financing*"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Common Stock at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Third-Party Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Issuer, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)). The issuance of Common Stock pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Common Stock already issued and outstanding, except that Holders of the Common Stock issued upon conversion shall have no voting, information or inspection rights.

(b) **Maturity Date Conversion**. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically without any further action by the Holder convert as of the Maturity Date into shares of the Issuer's Common Stock at a conversion price equal to the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Issuer, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)).

(c) **Change of Control**. If the Issuer consummates a Change of Control (as defined below) while this Note remains outstanding, the Issuer shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; *provided, however,* that upon the written election of the Holder made not less than five days prior to the Change of Control, the Issuer shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Issuer's Common Stock at a conversion price equal to the quotient resulting from dividing $85,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, SAFEs)). For purposes of this Note, a "*Change of Control*" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer. The Issuer shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Issuer (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(d) **Procedure for Conversion**. In connection with any conversion of this Note into common stock, par value $0.0001 per share, of the Issuer (*"Common Stock"*), the Holder shall surrender this Note to the Issuer and deliver to the Issuer any documentation reasonably required by the Issuer (including, in the case of a Qualified Financing, all financing documents executed by the Holders in connection with such Qualified Financing). The Issuer shall not be required to issue or deliver the Common Stock into which this Note may convert until the Holder has surrendered this Note to the Issuer and delivered to the Issuer any such documentation. Upon the conversion of this Note into Common Stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Issuer shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(e) **Interest Accrual**. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Issuer that is no more than 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. **Representations and Warranties**.

(a) **Representations and Warranties of the Issuer**. The Issuer hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i) **Organization, Good Standing and Qualification**. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Issuer has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Issuer or its business (a "*Material Adverse Effect*").

(ii) **Corporate Power**. The Issuer has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Issuer's Board of Directors (the "*Board*") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Issuer after reasonable inquiry concerning the Issuer's financing objectives and financial situation.

(iii) **Authorization**. All corporate action on the part of the Issuer, the Board and the Issuer's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Issuer enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "*Conversion Securities*"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Issuer in connection with issuance of this Note has been obtained.

(v) Compliance with Laws. To its knowledge, the Issuer is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi) Compliance with Other Instruments. The Issuer is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Issuer or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Issuer, its business or operations or any of its assets or properties. Without limiting the foregoing, the Issuer has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Issuer to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Issuer to offer or issue any securities of the Issuer as a result of the consummation of the transactions contemplated hereunder.

(vii) No "Bad Actor" Disqualification. The Issuer has exercised reasonable care to determine whether any Issuer Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("***Disqualification Events***"). To the Issuer's knowledge, no Issuer Covered Person is subject to a Disqualification Event. The Issuer has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "***Issuer Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Issuer Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Issuer solely as a result of the relationship between the Issuer and any Holder.

(viii) Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and the Conversion Securities (collectively, the "***Securities***") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix) Use of Proceeds. The Issuer shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Issuer as of the date hereof as follows:

(i)   **Legal Capacity**. The Holder has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(ii)   **Purchasing pursuant to Section 4(a)(6).** The Holder has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.

(iii)   **Purchasing in Compliance with Rule 100(a)(2) of Regulation Crowdfunding**. The Holder acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

(iv)   **Purchase for Own Account**. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(v)   **No Voting or Information Rights.** The Holder understands and acknowledges that as a Note Holder, the Holder shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(vi)   **No Registration.** The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Holder's representations as expressed herein.

(vii)   **The Securities are Illiquid.** The Holder understands that no public market now exists, or may exist, for any of the securities issued by the Issuer.

(viii)   **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Issuer set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Issuer and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(ix)   **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(x) **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Issuer of the proposed disposition and furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Issuer, the Holder shall have furnished the Issuer with an opinion of counsel, reasonably satisfactory to the Issuer, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(xi) **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Issuer. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Issuer if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(xii) **Foreign Holders**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Holder hereby represents that the Holder has satisfied the Holder as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(xiii) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Issuer at the time of preparation. There is no assurance that such statements will prove accurate, and the Issuer has no obligation to update such statements.

4. **Events of Default.**

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Issuer (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i)   The Issuer fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii)   The Issuer files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii)   An involuntary petition is filed against the Issuer (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Issuer).

(b)   In the event of any Event of Default hereunder, the Issuer shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5.   **Miscellaneous Provisions.**

(a)   The Holder agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Note. The Holder agrees and understands that the Holder's failure to execute Exhibit A contemporaneously with this Note will render the Note void, null and unenforceable.

(b)   **Waivers.** The Issuer hereby waives demand, notice, presentment, protest and notice of dishonor.

(c)   **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Issuer such further instruments and documents and take such further action as the Issuer may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(d)   **Transfers of Notes**. This Note may be transferred only upon its surrender to the Issuer for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Issuer. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Issuer's obligation to pay such interest and principal.

(e)   **Market Standoff**. To the extent requested by the Issuer or an underwriter of securities of the Issuer, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Issuer then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Issuer (the "***IPO***") filed under the Securities Act. For purposes of this paragraph, "***Issuer***" includes any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. The Issuer may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

(f) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Issuer and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Issuer and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Issuer shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(g) **Governing Law**. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

(h) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(i) **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(j) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(k) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto.

(l)   Expenses. The Issuer and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(m)   Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Issuer under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Issuer within five calendar days of the date of this Note.

(n)   Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(o)   Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Issuer and its officers and Board members, in making its investment or decision to invest in the Issuer.

(p)   Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Issuer to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(q)   Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

[Signature pages follow]

The parties have executed this **Convertible Promissory Note** as of the date first noted above.

TT1 Products, Inc.

By:
Name: Harold Philpott Southerland III
Title: Chief Executive Officer
Address: 2144 Hills Avenue Northwest, Ste A, Atlanta, GA 30318, United States
Email: jay@supersapiens.com

HOLDER (if an entity)

Name of Holder:
By:
Name:
Title:
Email:
Address:

HOLDER (if an individual)

Name of Holder:
Signature:
Email:
Address:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**_Nominee_**") is hereby appointed to act on behalf of the Holder as agent and proxy in all respects under the Crowd Convertible Promissory Note Series 2023 issued by TT1 Products, Inc. (the "**_Security_**"). The Nominee shall receive all notices and communications on behalf of the Holder, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**_Conversion Securities_**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**_Custodial Conversion_**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Holder in all respects thereto (without prior or subsequent notice to the Holder) until the expiry of the Term (as defined below) (collectively the "**_Nominee Services_**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of TT1 Products, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Holder for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend, sell, assign, or hypothecate the Security; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the holder of the Security in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Holder acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Holder with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Holder. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Holder, including by e-mail, using the last known contact information of such Holder.

The "**_Term_**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Holder and the Issuer mutually agree to terminate the Nominee Services.

To the extent the Holder provides the Issuer with any personally identifiable information ("**_PII_**") in connection with the Holder's election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. The Holder irrevocably consents to such uses of Holder's PII for these purposes during the Term and Holder acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HOLDER:	**NOMINEE:**
	Republic Investment Services LLC
By:	By:
Name:	Name: Caroline Keller, President
Date:	Date:

ISSUER:

By:

Name: Harold Philpott Southerland III, CEO

Date:

EXHIBIT B – SUBSTITUTE FORM W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

EXHIBIT C – SUBSTITUTE FORM W-8BEN

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("*TIN*"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

    (1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

    (2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

    (3) I am not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature